March 1, 2019

Daniel H. Walker
Chief Executive Officer and President
Pennant Group, Inc.
1675 East Riverside Drive
Suite 150
Eagle, Idaho 83616

       Re: Pennant Group, Inc.
           Registration Statement on Form 10 DRS
           Filed February 12, 2019
           File No. 377-02503

Dear Mr. Walker:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 DRS filed February 12, 2019

Summary of the Spin-Off, page 18

1. We note that the internal reorganization will include substantially all of Ensign's senior living business. We also note that Ensign will continue to operate assisted and independent living facilities based on disclosure in Exhibit 99.1 and page 102. Please expand the disclosure to clarify any differences between senior living facilities contributed to Pennant and assisted and independent living facilities retained by Ensign. Please also clarify any methodology used by Ensign to allocate facilities to either Ensign or Pennant in the internal reorganization.
Risk Factors
Our amended and restated certificate of incorporation will designate. . . , page 64

2. We note your statement that your certificate of incorporation will include a forum
 Daniel H. Walker
FirstName LastNameDaniel H. Walker
Pennant Group, Inc.
Comapany NamePennant Group, Inc.
March 1, 2019
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         selection provision identifying the Court of Chancery of the State of Delaware as the sole and exclusive forum for litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated
         bylaws states this clearly.
Unaudited Pro Forma Combined Financial Statements, page 81

3. Please expand Note (1) to include the terms of the financing transactions, such as interest rates, maturity dates and any material covenants, when available. Also, it appears a pro forma income statement adjustment may be necessary to give effect to the cost of any additional debt.
4.       Refer to disclosure regarding Ensign equity awards and bonuses on page
72. Please
         expand Note (2) to include the amount and methodology for determining the Ensign equity awards and bonuses granted in connection with the spin-off. Please separately disclose any ongoing impact of equity awards and bonuses from any one-time expense for these awards and bonuses, if material.
5. Please expand the disclosure in Note (5) to include the changes in lease terms from the intercompany terms and the terms of the newly executed Ensign Leases. Please also expand MD&A disclosure on page 109 accordingly. To the extent that the Ensign Lease terms are materially different from previous intercompany leases, please tell us how these changes impacted your impairment analysis for Goodwill and Other indefinite-lived intangibles.
6. It appears a separate pro forma adjustment may be necessary to give effect to the income tax effects of your pro forma income statement adjustments, calculated based upon the statutory rate.
Our Business, page 85

7. We note that you place considerable emphasis on your "innovative operating model" and
         "independent operating subsidiaries." Please revise your discussion to clarify how your operating model is innovative. In particular, provide a more robust discussion of the basis of your belief that your operations have become the "employer of choice" in the communities they serve, and how that degree of success is linked to your business model.
         Please also explain how you organized your operating subsidiaries, and whether this structure is different than how you operated these businesses prior to the spin-off.
 Daniel H. Walker
FirstName LastNameDaniel H. Walker
Pennant Group, Inc.
Comapany NamePennant Group, Inc.
March 1, 2019
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 119

8. Refer to disclosure on page 5 regarding regulations and reimbursement changes effective
         January 2018. Please expand the discussion of results of operations to quantify the impact on revenue and how these changes impact the comparability of revenues from 2017 to
         2018, if material.
Liquidity and Capital Resources, page 126

9. Please expand the disclosure to reflect any financing transactions completed prior to the distribution. If financing is not obtained prior to the distribution, please revise the disclosure on page 126 to detail the basis for your belief that you will have sufficient cash to fund your operations without any additional financing funds. Financial Statements, page F-1

10. Please provide three years of audited financial statements for New Ventures required for
         Exchange Act registration statements of Emerging Growth Companies that are not also
         Smaller Reporting Companies.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Cost Allocation, page F-8

11. Refer to disclosure on page 6 that you operate industry-specific Service Centers. Please tell us whether the industry-specific Service Center expenses of Ensign for industries transferred to Pennant in the internal reorganization were allocated to New Ventures.
         Also, tell us whether there were separate Service Centers for the Senior Living segment in
         New Ventures and the Assisted and Independent Living segment for Ensign. If not, tell us how you allocated the Service Center expenses for the Senior Living segment.
12. Refer to the disclosure of equity-based incentive plans on page F-8. Please expand the disclosure to address how costs related to Ensign Subsidiaries' employees that participate in the Ensign Plans are allocated Please revise the disclosure on page 114 accordingly.
13. Refer to the disclosure of Goodwill on page F-11. Please expand the disclosure of cost allocation to address the methodology used to allocate goodwill and other intangible assets.
Revenue Recognition, page F-9

14. Refer to your Risk Factor disclosure on page 36 regarding the loss of revenue while some
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Pennant Group, Inc.
March 1, 2019
Page 4
      affiliated operations have been in denial of payment status due to findings of continued
      regulatory deficiencies. Please tell us whether the loss of revenues was material to any of the periods presented. If so, please expand the accounting policy to explain how this loss of revenue was recognized during the periods presented. Please expand
MD&A
      discussion of revenue sources on page 112 accordingly.
Leases and Leasehold Improvements, page F-11

15. We note that your leases include renewals based on disclosure on page F-27. Please expand the accounting policy disclosure to explain whether you include lease renewals in the lease term used to accrue rent expense.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-
3810 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel H. Walker
                                                            Division of
Corporation Finance
Comapany NamePennant Group, Inc.
                                                            Office of
Telecommunications
March 1, 2019 Page 4
cc:       Christian O. Nagler
FirstName LastName